UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

AdTheorent Holding Company, Inc.
(Name of Issuer)

Common Stock, $0.0001 per share
(Title of Class of Securities)

00739D109
(CUSIP Number)

December 22, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00739D109	13 G	Page 2 of 4

1	NAMES OF REPORTING PERSONS
Anthony Iacovone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,849,234.1

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
5,849,234.1

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,849,234.1

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 00739D109	13 G	Page 3 of 4

ITEM 1(A).	NAME OF ISSUER

AdTheorent Holding Company, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

30 Hudson Street, 13th Floor
New York, New York 10013

ITEM 2(A).	NAME OF PERSONS FILING

Anthony Iacovone (“Mr. Iacovone” or the “Reporting Person”).

.ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of Mr. Iacovone is c/o AJI Capital 315 Main Street 2nd Floor Huntington NY 11743.

ITEM 2(C)	CITIZENSHIP

Mr. Iacovone is a citizen of the United States.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.0001 per share (the “Shares”).

ITEM 2(E)	CUSIP NUMBER

00739D109

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned by the Reporting Person:

Mr. Iacovone beneficially owns 5,849,234.1 Shares, all of which are held directly.

(b)	Percent of class beneficially owned by the Reporting Person:

6.8%

(c)
Number of Shares as to which Mr. Iacovone has (i) the sole power to vote or direct the vote of: 5,849,234.1, (ii) the shared power to vote or to direct the vote of: 0, (iii) the sole power to dispose or to direct the disposal of: 5,849,234.1, and (iv) the shared power to dispose or to direct the disposal of: 0.

The percentages of beneficial ownership stated herein and on the Reporting Person’s cover page to this Schedule 13G are based on a total of 85,743,994 Shares outstanding on March 14, 2022 as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 17, 2022.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP NO. 00739D109	13 G	Page 4 of 4

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2022

/s/ Anthony Iacovone
Anthony Iacovone